

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4561

November 30, 2007

Mr. Abraham N. Reichental
President and Chief Executive Officer
3D Systems Corporation
333 Three D Systems Circle
Rock Hill, SC 29730

> **Re:** **3D Systems Corporation**
> **Form 10-K/A for Fiscal Year Ended December 31, 2006**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2007**
> **File No. 000-22250**

Dear Mr. Reichental:

We have reviewed the above reference filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of the letter.

Form 10-K/A for the Fiscal Year Ended December 31, 2006

Item 6. Selected Financial Data, page 24

1.   We note your use of the EBITDA and EBIT non-GAAP financial measures. Please address the following comments with respect to your use of these measures:

- It appears that you are calculating your EBIT and EBITDA non-GAAP measures differently than the description of such measures in Section I of SEC Release No. 34-47226, Conditions for Use of Non-GAAP Financial Measures. If this is the case, you should use titles of the measures that clearly

> identify the measure being used, instead of EBIT and EBITDA. We refer you to Question 14 of the Frequently Asked Questions Regarding the Use of Non-GAAP Finance Measures ("Non-GAAP FAQ") released on June 13, 2003.

- Your non-GAAP financial measures appear to exclude items that will require cash settlement and recurring charges. Please demonstrate the usefulness of your non-GAAP financial measures that exclude such items. As part of your response, please clarify whether your disclosure of the EBITDA non-GAAP measure is consistent with the EBITDA measure included in the covenants to your Silicon Valley Bank loan and security agreement.

- If you are able to demonstrate the usefulness of your non-GAAP financial measures, please ensure to include all the disclosures contemplated in Question 8 of the Non-GAAP FAQ.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for 2006, 2005 and 2004

2.   On page 40 or elsewhere as appropriate, on a going-forward basis, please set forth a more detailed explanation of price and mix effects and provide appropriate analysis and insight into how this relates to purchase from one period to the next and how that resulted in changes in revenues.

Notes to Consolidated Financial Statements

Note 2 Significant Accounting Policies

Revenue Recognition, page F-11

3.   We note that your arrangements generally contain software and non-software deliverables (e.g., equipment, warranty on the equipment). Please clarify how you have evaluated EITF 03-5 when determining whether the software in your arrangements is more than incidental to the products or services as a whole and hence, whether your non-software deliverables are included within the scope of SOP 97-2.

4.   Your disclosure states that you allocate arrangement fee to the elements in your arrangements based on vendor-specific objective evidence of fair value. Your disclosure also states that you allocate arrangement fee to maintenance under a warranty agreement based on the relative fair value of those services. Your disclosure on page F-42 further states that you allocate arrangement fee to

warranty arrangements based on the cost of the warranties. Therefore, your disclosure appears to be inconsistent with respect to your policy for allocating arrangement fee to the elements in your arrangements. Please clarify your policy for allocating arrangement fees to each of the elements in your arrangements and how such policy complies with SOP 97-2 and EITF 00-21, as applicable. As part of your response, please clarify how your policy is applied to each type of service disclosed on page 13, such as extended system warranties, menu of annual service agreements, variety of software and hardware upgrades, etc.

5.   Your disclosure on page 45 states that you extended special accommodations to certain customers whose orders were delayed or experienced stability issues with their equipment installations in fiscal year 2006. Please clarify the impact that such accommodations had on your revenue for the year ended December 31, 2006. In addition, clarify the specific nature of the accommodations made and how you accounted for the accommodations in accordance the applicable accounting guidance.

6.   Tell us your consideration of disclosing your accounting policy for each unit of accounting as well as how units of accounting are determined and valued pursuant to the disclosure requirements of SAB Topic 13.B with respect to your multiple elements arrangements.

Goodwill and Intangible Assets, page F-13

7.   We note that approximately $18.6 million of goodwill was allocated to your US operations as of December 31, 2006. We further note that your North American segment incurred $28.6 million of losses from operations in fiscal year 2006 and you have continued to incur losses from this segment in the first six months of fiscal year 2007. Please clarify how you have considered the losses from this segment when testing the goodwill allocated to your US operations for impairment. In this respect, please clarify how your determination of the fair value of your North America segment (or at a lower reporting unit level) complies with paragraphs 23 through 25 of SFAS 142. Please clarify the valuation technique used to estimate fair value and how such valuation technique factored in the significant losses from operations.

Note 4 Outsourcing of Assembly and Refurbishment Activities, page F-28

8.   Your disclosure states that you record a non-trade receivable reflecting the book value of the inventory sold to assemblers for which you have not received payment. Your disclosure further indicates that the liability you record to reflect your obligation to repurchase systems and parts corresponds to the amount inventory that remains in inventory under these agreements. Please clarify why you record a receivable for cash not received from the assembler and how your

accounting complies with paragraphs 8 and 9 of SFAS 49. Clarify the complete entry that you record when establishing this receivable. In addition, tell us how your policy of offsetting product financed inventory with a liability complies with paragraph 8.a of SFAS 49, which requires you to record a liability at the time proceeds are received from the assembler. As part of your response, clarify why your receivable due from the assembler is larger than the liability due to the assembler.

Note 21 Income Taxes, page F-45

9.   We note your disclosure here and on page 64 with respect to your accounting for deferred tax assets and related valuation allowances in fiscal years 2005 and 2006. Please provide your complete analysis supporting your conclusion that you had sufficient taxable income in future years to utilize $2.5 million of deferred tax assets at December 31, 2005. Please address the following specific questions as part of your response:

- Clarify whether your evidence at December 31, 2005 was based on projections or on existing contracts or firm sales backlog pursuant to paragraph 24.a of SFAS 109. Please clarify the reasons there was such a large variance between your projections of taxable income in fiscal year 2006 and the $27.1 million of loss before income taxes that you actually incurred. Clarify how you considered the losses that you were incurring in the first quarter of 2006 when concluding that you would have taxable income for the fiscal year ended December 31, 2006.

- Your disclosure indicates that you considered the income before income taxes recognized in fiscal years 2005 and 2004 when reversing a portion of the valuation allowance in fiscal year 2005. Please clarify how you considered the fact that you had three year cumulative losses before income tax as of December 31, 2005 when evaluating the strength of your earnings history.

Form 10-Q for the Quarterly Period Ended June 30, 2007

Notes to Condensed Consolidated Financial Statements

Note 4 Property and Equipment, page 6

10.   Your disclosure on page F-37 of your Form 10-K for the year ended December 31, 2006 stated that you expected to sell the Grand Junction Facility in April 2007. However, we note that you still have this asset as held for sale as of June 30, 2007 and your disclosure on pages 8 and 10 state that you anticipate disposing of this facility. Therefore, this asset has been held for sale for greater than one

year as of June 30, 2007. Please clarify how you determined it was probable that the Grand Junction Facility would be sold within one year upon initially recording this asset as held for sale and when preparing your financial statements for the year ended December 31, 2006. Please clarify why the asset was not sold in April 2007 and whether you have any prospective buyers as of June 30, 2007. Clarify how you evaluated the criteria in paragraph 30 of SFAS 144 as of June 30, 2007 to ensure it was still appropriate to record the asset as held for sale.

*****

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Chris White, Senior Staff Accountant, at (202) 551-3461 if you have any questions regarding comments on the financial statements and related matters. You may also contact Jay Ingram at (202) 551-3397 if you have any questions related to this review. If you require further assistance you may contact me at (202) 551-3488.

Sincerely,

Stephen Krikorian
Branch Chief